

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Dimitar Slavchev Savov
Chief Executive Officer
Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044

> **Re: Nika Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-56234**

Dear Dimitar Slavchev Savov:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences